October 6, 2009

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biovail Corporation
Form 20-F for the Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-14956

Dear Mr. Rosenberg:

Biovail Corporation (the “Company”, “we”, “us” or “our”) acknowledges receipt of the letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated September 24, 2009 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on February 27, 2009 (the “2008 Form 20-F”).  Please find below the Company’s detailed responses to the staff’s comments.  For ease of reference, the Company has provided the text of each staff comment prior to its response.

Comment:

Business Overview
Current Product Portfolio and Product Revenues, page 30

1.                                 We note that GSK, Teva and OMI accounted for 16%, 11% and 11% of your total revenues, respectively.  We also note that BPC markets and distributes products amounting to 10% of your revenues.  Additionally, you have disclosed that you have a manufacturing and supply agreement with GSK, a supply agreement with OMI, and that Teva distributes your generic equivalents of Cardizem, Adalat CC, Procardia XL, Tiazac, Voltaren XR and Trental.  Please describe the material terms of these agreements and file the agreements as exhibits to your registration statement.  If you believe you are not substantially dependent on these agreements, provide an analysis supporting your determination.

Response:

The Company performed, and continues to perform, an analysis of all of its contracts under the U.S. and Canadian disclosure regimes.  In accordance with paragraph 4(b)(ii) of Instructions as to Exhibits of Form 20-F, registrants are required to file as an exhibit every contract that is material to the registrant, subject to certain exceptions, including “if a contract is the type that ordinarily accompanies the kind of business [the registrant] and [its] subsidiaries conduct, [the Commission] will consider it have been made in the ordinary course of business…” unless it is a contract upon which the registrant’s “business is substantially dependent.”

Similarly, under section 12.2 of National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”), an issuer is not required to file a copy of a “material contract” entered into in the ordinary course of business unless such contract falls within certain categories enumerated in subsection 12.2(2) of NI 51-102.  The companion policy to NI 51-102 provides that the determination of whether a contract has been entered into in the ordinary course is a question of fact that the reporting issuer should consider in the context of its business and industry.  The companion policy also provides that, generally, a contract on which the registrant’s business is substantially dependent is a “contract so significant that the reporting issuer’s business depends on the continuance of the contract.”

The Company respectfully submits that it has reviewed, and continues to review, its arrangements and contracts with GSK, Teva and OMI.  The Company has concluded that (i) each of these arrangements or contracts was entered into in the ordinary course of business (and do not fall within any of the categories enumerated in subsection 12.2(2) of NI 51-102), and (ii) its business is not substantially dependent on any of these arrangements or contracts.  The Company regularly engages in supply, distribution and commercialization transactions similar to those provided under the GSK, Teva and OMI contracts.  For example, please see the disclosure on page 38 of the 2008 Form 20-F, which provides that “[t]hroughout our history, we have entered into a number of supply-and-distribution arrangements for the U.S. market with several respected pharmaceutical companies, including GSK, Johnson & Johnson, Forest, Teva, Kos and, most recently, sanofi-aventis.”  Given the breadth of its product offerings and other relationships, none of the current arrangements and contracts, however, are of a level of significance or importance to the Company that would cause its business to “depend” in a substantial way on their continuance or existence.

Although the Company does not substantially depend on any of the GSK, Teva or OMI contracts, it nonetheless provided disclosure in the 2008 Form 20-F regarding its relationships with these parties to provide investors with a sufficient understanding of the general nature and existence of such agreements. For example, the Commercialization column in the Major Products chart in Management’s Discussion and Analysis on page 69 of the 2008 Form 20-F sets forth the commercial relationship between the Company and certain trading partners in respect of the Company’s major brand name products.  The Company will continue to monitor its dependence on these agreements and will file them with the Commission in the event that the relevant circumstances change.

Also, please note that “BPC”, as referenced in the staff’s comment, is a division of the Company.

Comment:

Patent and Proprietary Rights, page 39

2.              Please expand your disclosure here to include how many patents to which you own the rights, identify which patents are related to which product families, the range of expiration dates of those patents, and to include the same details about your in-licensed patents.

Response:

As a result of changes in the Company’s shareholder base as of June 30, 2009, the Company expects to cease to be a foreign private issuer commencing January 1, 2010 and, accordingly, will begin using the forms (e.g., Forms 10-K, 10-Q and 8-K) associated with a U.S. domestic issuer as of such date.  In connection with its prospective status change, the Company is in the process of identifying those areas of its existing disclosure that will need to be modified or expanded as a result of the use of Form 10-K.  One of these areas is disclosure relating to patent and other intellectual property.  See Item 101(c)(iv) of Regulation S-K.

Accordingly, the Company expects to include disclosure similar to the following in its initial Form 10-K to be filed in early 2010:

The exclusivity afforded by patent protection is important to the sustainability of our specialty CNS strategy.  Accordingly, we work to aggressively seek patent protection either by filing our own patents, acquiring patents or licensing-in patents from potential partners in the United States, Canada and internationally. Where appropriate, we also file for additional patent protection to cover any improvements to the compounds or products we market or intend to market as well as, when applicable, to the underlying technology used for developing the compounds and products.  We may at times also rely on trade-secrets, know-how, and agreements with third parties to develop, maintain and protect currently marketed and pipeline products.

We currently own or otherwise have rights to (e.g. by license agreements) a number of patents and patent applications in the United States, Canada and internationally relating to our marketed and pipeline products.  These patents and pending applications cover new chemical compounds and their methods of use, pharmaceutical compositions, process(es) for the manufacture of the new chemical compounds and/or intermediates used in the manufacture of the new chemical compounds. There can be no assurance that all pending applications will be granted. There can also be no assurance that all patents related to a product will always be enforceable as patent laws vary from country to country.

The following table shows the dates for the latest expiring patents listed in the FDA Orange Book and the Canadian Patent Register, as applicable, for products marketed or developed by us:

Products	U.S. Patent Expiration	Canadian Patent Expiration
Wellbutrin XL®	2018	2023
Wellbutrin® SR		2014
Zovirax® Cream	No unexpired patents listed
Zovirax® Ointment	No unexpired patents listed
Cardizem® LA	2021
Tiazac® XC		2020
Tiazac®		2016
Ultram® ER	2014
Ralivia®		2023
Glumetza®	2021 (500mg)/2020 (1000mg)	2021 (500mg)
Zyban®		2014
Xenazine®	No unexpired patents listed
Nitoman®		No unexpired patents listed
Aplenzin®	2026
Cardizem® CD (360mg)	2012

Although the patents for the above listed products are still in-force, several of the products have now been genericized by settlement.  For example, in the United States, Wellbutrin XL® (150mg and 300mg), Cardizem® LA, Cardizem® CD (120mg, 180mg, 240mg and 300mg), Ativan®, Isordil®, Vasotec®, Vaseretic® and Glumetza® 500mg have been genericized, and in Canada, Wellbutrin® SR, Cardizem®, Tiazac®, Monocor® and Zyban® have been genericized.  While there are no patents listed for Xenazine®

in the United States, it has been granted orphan drug status, which expires in 2015. Additional patents may be listed with expiry dates that extend beyond the dates provided above as relevant patents become available and are deemed suitable for listing in the FDA Orange Book within the bounds of the Hatch-Waxman Act provisions and/or the Canadian Patent Register.

The patents covering Ultram® ER have recently been found to be invalid following a court ruling in the United States.  The invalidity decision has been appealed, with a further decision not expected until some time in 2010.  However, there are currently no generic versions of Ultram® ER being marketed.

We also have other intellectual property rights covering our legacy products that have lesser revenues than most of the products listed in the table above.

Since adopting our specialty CNS strategy in May 2008, we have made significant progress in building a specialty CNS product-development pipeline. To support this strategy, we have created, acquired or licensed-in intellectual property related to the various products currently under development.

For example, we have obtained exclusive intellectual property rights to pimavanserin from Acadia Pharmaceuticals Inc. for the treatment of a number of neurological and psychiatric conditions, including Parkinson’s disease psychosis (PDP) and Alzheimer’s disease psychosis (ADP). Patents to pimavanserin have been granted in the United States.

As a result of the acquisition of worldwide rights to the entire portfolio of tetrabenazine products from Cambridge Laboratories (Ireland) Ltd. in June 2009, we acquired the U.S. and worldwide intellectual property rights to a controlled-release (CR) formulation of tetrabenazine (currently marketed in immediate-release form as Xenazine® in the United States and Nitoman® in Canada) in development for Tourette’s Syndrome (BVF-018). The acquired Cambridge intellectual property rights also include, amongst other molecules, RUS-350, a next-generation tetrabenazine-derived new chemical entity.  Patents for RUS-350 have been granted in Europe and are pending in the United States.

We have also obtained exclusive U.S. and Canadian intellectual property rights to develop and commercialize JP-1730/fipamezole from Santhera Pharmaceuticals (Switzerland) Ltd. in August 2009. JP-1730/fipamezole is a first-in-class compound, which has displayed the potential to reduce levodopa-induced dyskinesia in patients with Parkinson’s disease. Patents to fipamezole have been granted in the United States.

We also have a number of development programs in place based on our former business focus, which include BVF-045 and BVF-324.  BVF-045 is a combination product incorporating bupropion hydrobromide, the active ingredient in Aplenzin® and an undisclosed selective serotonin reuptake inhibitor, or SSRI. We have filed a patent application for this unique combination.  BVF-324 is an undisclosed product for the treatment of premature ejaculation. We have obtained worldwide exclusive rights to the intellectual property relating to BVF-324.

Comment:

Management’s Discussion and Analysis
Results of Operations
Cost of Goods Sold and Gross Margins, page 76

3.              Notwithstanding your April 16, 2008 response to comment one from our April 7, 2008 letter, please revise your disclosure throughout your filing to remove discussion of gross margin or gross profit.  Otherwise, please revise your presentation of cost of goods sold to include the amortization of product-related intangible assets.

Response:

Subject to the exception described in the paragraph below, the Company confirms that, in its future periodic filings with the SEC, it will either (i) omit any discussion of gross margin or gross profit or (ii) revise the presentation of cost of goods sold to include the amortization of product-related intangible assets.

Please note, however, that the Company and its Board of Directors expect to continue to use gross margin or gross profit (calculated without amortization of product-related intangible assets) as a performance metric associated with annual financial objectives and disclose such metric in its proxy statement or other appropriate filings in order to comply with applicable SEC and Canadian rules regarding disclosure of compensation practices.  The Company may from time to time update the various metrics with additional disclosure but will endeavor to balance such disclosure with the staff’s comment.

Comment:

2. Summary of Significant Accounting Policies
Revenue Recognition
Product Sales, page F-12

4.              You state here that you estimate returns based on historical return and exchange levels.  Since you appear to accept product exchanges, please tell us the journal entry for the estimated exchange and the journal entry you make for the actual exchange of product returned to you.  In addition, please tell us the pre tax dollar amount recorded for product exchanges in your consolidated results of operations during each year in the three year period ended December 31, 2008.

Response:

In the context of the revenue recognition accounting policy note disclosure in respect of the estimation of product returns, the Company considers the terms “return” and “exchange” to be synonymous.  However, the specific use of the term exchange refers to instances where a customer concurrently orders new product to replace the returned merchandise.  Regardless, the Company accounts for a return of expired product in the same way whether or not replacement product is ordered.  In particular, the Company establishes a provision for returns at the time of sale through a journal entry to debit sales returns expense (which is a contra-revenue account) and credit accrued product returns.  Upon receipt of the expired product, the Company issues a credit note to the customer and records a journal entry to debit the accrued product returns provision and credit accounts receivable.  Should the customer choose to order replacement product, an invoice is issued to the customer and the transaction is accounted for as a new sale through a debit to accounts receivable and a credit to gross product sales.

Beyond the context of expired product returns, the Company does accept product exchanges in limited circumstances, typically related to instances where customer orders have been filled incorrectly or merchandise has been damaged in transit.  The pre-tax dollar amount of these product exchanges amounted to approximately $0.4 million, $0.2 million and $0.2 million in 2008, 2007 and 2006, respectively, or less than 0.1% of gross product sales in each of those years.  The Company requires notification of shipment errors or damage claims within 30 days of a customer’s receipt of the product.  Accordingly, for any given reporting period, the actual dollar amount of product to be exchanged is known prior to the issuance of the financial statements, and, therefore, it is not necessary for the Company to estimate product exchanges.  The Company provides credit to the customer for shipment errors or damaged merchandise and records a journal entry to cancel the original sales invoice through a debit to gross product sales and a credit to accounts receivable.  The returned product is recorded back into inventory through a journal entry to debit inventory and credit cost of goods sold; however, in the event the merchandise is found to be unsalable due to damage, then the returned product is immediately written off through a charge to cost of goods sold.  Upon shipment of the replacement product, the Company invoices the customer and records a journal entry to recognize the new sale through a debit to accounts receivable and a credit to gross product sales, and charges cost of goods sold for the cost of the replacement product.

* * * * *

The Company does not believe that any of the foregoing amended disclosures would have a material impact on the 2008 Form 20-F. For the staff’s consideration, therefore, the Company does not propose to file an amendment to the 2008 Form 20-F to include these disclosures.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (905) 286-3311.

Sincerely,

/s/ MARGARET MULLIGAN

Margaret Mulligan
Senior Vice President and Chief Financial Officer

cc:	Michael R. Van Every, Chairperson, Audit Committee
Cynthia Orr, Partner, Ernst & Young LLP